                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


                           COMMISSION FILE NO. 1-15983



                         ARVINMERITOR, INC. SAVINGS PLAN

                            (Full title of the plan)


                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                               Table of Contents



Independent Auditors' Report                                                                1

Financial Statements:

               Statements of Net Assets Available for Benefits
               as of December 31, 2002 and 2001                                             2

               Statements of Changes in Net Assets Available
               For Benefits for the Year ended December 31, 2002                            3

               Notes to Financial Statements                                                4-7

Supplemental Schedules as of and for the Year ended December 31, 2002:

               Schedule H, Line 4i - Schedule of Assets (Held at End of Year)               8

               Schedule H, Line 4j - Schedule of Reportable Transactions                    9

Signatures                                                                                  10

Exhibit:

               Independent Auditors' Consent                                                11

INDEPENDENT AUDITORS' REPORT

To the ArvinMeritor, Inc. Savings Plan and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the ArvinMeritor, Inc. Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic December 31, 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
Detroit, Michigan


June 13, 2003

ARVINMERITOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

                                                                                              2002                           2001
                                                                                              ----                           ----
ASSETS - Investments                                                                      $187,801,052                  $196,077,033

LIABILITIES - Accrued expenses                                                                  35,140                        85,083
                                                                                          ------------                  ------------

NET ASSETS AVAILABLE FOR BENEFITS                                                         $187,765,912                  $195,991,950
                                                                                          ============                  ============


See accompanying notes to financial statements.

ARVINMERITOR, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                     YEAR ENDED
                                                                                 DECEMBER 31, 2002
                                                                                 -----------------
ADDITIONS:
  Employee contributions                                                           $  23,787,816
  Employer contributions                                                              11,625,225
                                                                                   -------------
                                                                                      35,413,041

  Dividends and interest                                                               4,835,917
  Net transfers                                                                        1,265,077
                                                                                   -------------

          Total additions                                                             41,514,035

DEDUCTIONS:
  Net depreciation in fair value of investments                                      (28,320,329)
  Benefits paid to participants                                                      (21,245,944)
  Administrative expenses                                                               (173,800)
                                                                                   -------------
          Total deductions                                                           (49,740,073)

          Net deductions                                                              (8,226,038)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                                                  195,991,950
                                                                                   -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                                      $ 187,765,912
                                                                                   =============

See accompanying notes to financial statements.

ARVINMERITOR, INC.
SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


1.       DESCRIPTION OF THE PLAN

         The following general description of the amended and restated ArvinMeritor, Inc. Savings Plan (the "Plan"), as in effect at December 31, 2002, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL - The Plan was established October 1, 1997. The Plan is a defined contribution savings plan covering all eligible employees of ArvinMeritor, Inc. and certain affiliated companies (the "Company"). Eligible employees may participate in the Plan immediately on the date on which the individual becomes an employee. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. The Trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

         Effective October 1, 2002, the employer matching account held under the Plan was converted into an employee stock ownership plan (ESOP). As a result, when participants accounts receive cash dividends on ArvinMeritor stock they have the option of reinvesting the dividend in ArvinMeritor stock or receiving the dividend as a cash distribution. In addition, the conversion to an ESOP allows participants who have attained either age 55 with 10 years of vesting service or age 60, the right to transfer funds out of Company stock and into one of the other investment options under the Plan.

         Effective January 1, 2002 the plan was amended to allow participants who are over age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under recent changes to the Internal Revenue Code.

         For the year ended December 31, 2002, various transfers to the Plan occurred as a result of additional employees being transferred from the ArvinMeritor, Inc. Hourly Employees Savings Plan. In addition, $1,184,956 was transferred out to another plan as a result of the dissolution of the Arvin Kayaba joint venture. These amounts have been reflected in the net transfers on the Statement of Changes in Net Assets Available for Benefits.

         CONTRIBUTIONS - Eligible employees may elect to contribute up to 20% of their base compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution). Participants can elect to have their contributions invested in 5% increments in various investment funds.

         The participants are immediately eligible for matching contributions. The Company matches 100% of the participant's contribution up to the first 3% of eligible compensation and 50% of the participant's contribution on the next 3% of eligible compensation. Company contributions may be in the form of ArvinMeritor common stock or cash invested in ArvinMeritor common stock. The Company match for employees in a joint venture is payable in cash.

         VESTING - Amounts attributable to participant contributions and Company contributions are fully vested at all times.

         PLAN WITHDRAWALS - Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 1/2. Withdrawals prior to attaining age 59 1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

         PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement, a participant generally receives an amount equal to the value of the participant's vested interest in their account in a lump-sum amount. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

         LOANS TO PARTICIPANTS - Participants may borrow from the Plan an amount not less than $1,000 and not greater than the lessor of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant's account attributable to participant contributions, or (iii) one-half of the participant's vested account balance.

         Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods generally not to exceed 60 months. Payments of principal and interest are reinvested under the participant's current investment election for new contributions.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on a participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PLAN TERMINATION - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION - Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. The T. Rowe Price Stable Value Common Trust Fund is comprised of individual investment contracts, including synthetic investment contracts and are stated at contract value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The trustee's valuation committee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, contract value approximates fair value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract term, fair value may be less than the contract terms.

         SECURITY TRANSACTIONS AND INVESTMENT INCOME - Purchases and sales of securities are reported on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

         PLAN EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as provided by the Plan document.

         BENEFIT PAYMENTS - Benefits are recorded when paid.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investments, which are exposed to various risks such as interest rate, foreign currency, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities, will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                              DECEMBER 31,           DECEMBER 31,
                                                                                                 2002                    2001
                                                                                                 ----                    ----
            Mutual Funds:
              T. Rowe Price Growth and Income Fund                                            $15,271,653           $17,009,672
              T. Rowe Price Balanced Fund                                                      10,907,184            11,921,425
            Common Stock:
              ArvinMeritor *                                                                   44,680,663            45,110,777
              ArvinMeritor                                                                     11,863,364            14,695,288
            T. Rowe Price Stable Value Common Trust Fund - at contract value                   45,101,485            43,683,110
            T. Rowe Price Equity Index Trust Fund                                              26,204,480            33,994,298

* Nonparticipant - directed

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value as follows:



                                                          YEAR ENDED
                                                       DECEMBER 31, 2002
                                                       -----------------
          Common Stock                                   $ (8,954,999)
          Mutual Funds                                    (19,365,330)
                                                         ------------
          Net depreciation                               $(28,320,329)
                                                         ============


4.       NONPARTICIPANT - DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                               YEAR ENDED
                                                                                            DECEMBER 31, 2002
                                                                                           -------------------
         Net assets - ArvinMeritor Common Stock Fund                                            $ 44,680,663

         Changes in net assets - ArvinMeritor Common Stock Fund:
           Employer contributions                                                                 11,440,074
           Net depreciation                                                                       (7,961,898)
           Dividends                                                                                 948,675
           Benefits paid to participants or beneficiaries                                         (4,392,522)
           Other                                                                                    (464,443)
                                                                                                 -----------
         Total                                                                                   $  (430,114)
                                                                                                 ===========


5.       TAX STATUS

         The Internal Revenue Service determined and informed the Company by a letter dated January 17, 2002, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter.

         The Plan has requested an updated determination letter based on current year Plan amendments. The Company believes that the Plan qualifies under Section 401(a) of the IRC and is exempt from federal income taxes as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.       RELATED PARTY TRANSACTIONS

         Plan investments are shares of mutual funds managed by T. Rowe Price.
         T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

ARVINMERITOR, INC. SAVINGS PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2002


                                                DESCRIPTION OF INVESTMENT
             IDENTITY OF ISSUER,                INCLUDING MATURITY DATE,
               BORROWER, LESSOR               RATE OF INTEREST, COLLATERAL,                         CURRENT
               OR SIMILAR PARTY                   PAR OR MATURITY VALUE                              VALUE
    *     T. Rowe Price                International Stock Fund                                   $  2,373,807

    *     T. Rowe Price                Equity Index Trust Fund                                      26,204,480

    *     T. Rowe Price                Growth and Income Fund                                       15,271,653

    *     T. Rowe Price                Mid-Cap Growth Fund                                           8,343,992

          Franklin                     Small-Cap Stock Fund                                          6,750,209

    *     T. Rowe Price                Balanced Fund                                                10,907,184

    *     T. Rowe Price                Stable Value Common Trust Fund                               45,101,485

          Janus Fund                   Large-Cap Growth Fund                                         3,281,314

          Pimco                        US Treasury Intermediate Fund                                 6,233,464

                                       Cash                                                             14,129

    *                                  ArvinMeritor Common Stock                                    56,544,027

    *     Participant loans            Rates recorded at 1% over prime
                                       rate, and maturities up to
                                       120 months                                                    6,775,308
                                                                                                  ------------
                                                                                                  $187,801,052
                                                                                                  ============

    * Party-in-interest.

ARVINMERITOR, INC. SAVINGS PLAN

SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

                                                                                                          (h)
     (a)                                                                                              CURRENT VALUE
   IDENTITY                                             (c)             (d)              (g)           OF ASSET ON        (l)
   OF PARTY                 (b)                      PURCHASE         SELLING          COST OF         TRANSACTION      NET GAIN/
   INVOLVED         DESCRIPTION OF ASSET               PRICE           PRICE            ASSET              DATE          (LOSS)
T. Rowe Price   ArvinMeritor Common Stock        $  16,242,165    $            -  $   16,242,165    $  16,242,165    $          -
                (143 purchases)
T. Rowe Price   ArvinMeritor Common Stock        $           -    $   10,750,514  $    9,042,275    $  10,750,514    $  1,708,239
                (333 sales)
T. Rowe Price   Equity Index Trust Fund          $   4,751,619    $            -  $    4,751,619    $   4,751,619    $          -
                (109 purchases)
T. Rowe Price   Equity Index Trust Fund          $           -    $    5,263,439  $    6,376,693    $   5,263,439    $ (1,113,254)
                (139 sales)
Franklin        Small-Cap Stock Fund             $   6,395,395    $            -  $    6,395,395    $   6,395,395    $          -
                (121 purchases)
Franklin        Small-Cap Stock Fund             $           -    $    6,416,756  $    6,395,395    $   6,416,756    $     21,361
                (112 sales)
T. Rowe Price   Stable Value Common Trust Fund   $   8,617,184    $            -  $    8,617,184    $   8,617,184    $          -
                (108 purchases)
T. Rowe Price   Stable Value Common Trust Fund   $           -    $    8,753,375  $    8,753,375    $   8,753,375    $          -
                (144 sales)

                                   SIGNATURES


               The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  ARVINMERITOR, INC. SAVINGS PLAN



                                  By:  /s/ Richard D. Greb
                                       ----------------------------------------
                                           Richard D. Greb, Plan Administrator




June 27, 2003

                                 Exhibit Index

Number          Description

  23            Independent Auditors' Consent